EXHIBIT 99.1

October 15, 2020

Trading Symbol:  TSX Venture – CLH

Coral Files Meeting Materials for Annual General and Special Meeting

to Approve Plan of Arrangement with Nomad Royalty Company Ltd.

Coral Gold Resources Ltd. (TSX-V – CLH; OTCQX: CLHRF; “Coral” or the “Company”) is pleased to report that it has obtained an interim order from the B.C. Supreme Court on October 8, 2020 in connection with its previously-announced statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Nomad Royalty Company Ltd. (TSX: NSR) (“Nomad”) will acquire all of the outstanding common shares of the Company (the “Arrangement”).

The Interim Order authorizes, among other things, Coral to call, hold and conduct an Annual General and Special Meeting of holders of its common shares (“Coral Shareholders”) to consider, and if thought advisable, approve the proposed Arrangement (the “Meeting”).  In accordance with the Interim Order, the Meeting will be held on November 12, 2020 at 11:00 a.m. (local time) at 3200 – 650 West Georgia Street, Vancouver, B.C., V6B 4P7. The record date for determining the Coral Shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on September 22, 2020.

Coral is also pleased to report that it has filed the Notice of Meeting and Information Circular and related voting materials (the “Meeting Materials”) on SEDAR in connection with the Meeting.

In addition to Coral Shareholder and court approvals, the closing of the Arrangement is subject to regulatory approvals and closing conditions customary in transactions of this nature, including approval of the Arrangement by the TSX Venture Exchange and approval of the Toronto Stock Exchange for the listing of the Nomad common shares and common share purchase warrants to be issued in connection with the Arrangement.  Assuming these conditions are satisfied or waived, the Arrangement is expected to close on or about November 19, 2020.

The final hearing for the Court’s approval of the Arrangement will be held on November 16, 2020.

Further information regarding the Arrangement, including copies of the Meeting Materials, are available under Coral’s profile on SEDAR at www.sedar.com.

Coral’s financial advisor in respect of the Arrangement is Cantor Fitzgerald Canada Corporation.  The independent fairness opinion for Coral was prepared by PI Financial Corp.

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell common shares of Coral or an offer to sell or a solicitation of an offer to buy common shares of Nomad.

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About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years.  The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada.  The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend.

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________________________

David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks described in the Information Circular in relation to the Arrangement, and which are inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

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